SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 4)

                         Addington Resources, Inc.
                            (Name of Issuer)

                      Common Stock, par value $1.00
                     (Title of Class of Securities)

                                006516108
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            August 24, 1995
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                2,955,285

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                  -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           2,955,285

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER             -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 2,955,285

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           18.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER           2,955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        2,955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              2,955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               18.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Harold Blumenstein
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     James Grosfeld
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                            PF

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [X]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               55,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          55,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                55,000

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0.3
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Richard Ravitch
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                    0
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Schedule 13D, initially filed on January 20, 1992, as amended by Amendment No. 1 filed on April 5, 1995, Amendment No. 2 filed on July 18, 1995 and Amendment No. 3 filed on August 11, 1995 by HPB Associates, L.P., a Delaware limited partnership (the "Partnership"), and by Howard P. Berkowitz, the managing partner of the Partnership, relating to the common stock, par value $1.00 per share (the "Common Stock"), of ADDINGTON RESOURCES, INC., a Delaware corporation whose principal executive offices are located at 1500 North Big Run Road, Ashland, Kentucky 41102 (the "Company") is hereby amended by this Amendment No. 4 to the Schedule 13D as follows:

Item 2.     Identity and Background.

            Item 2 is hereby supplemented by the addition of the following:

            Mr. Ravitch's present principal occupation is as Chairman of Aquarius Management Corporation, a real estate management company. The business address of Mr. Ravitch is 375 Park Avenue, New York, New York 10022. Mr. Ravitch is a citizen of the United States.

            Mr. Ravitch has not, during the last five years:

            A. been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

            B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby supplemented by the addition of the following:

          The source of funds for the purchase reported by the Partnership in Item 4 below was the Partnership's capital. The total amount of funds used by the Partnership to purchase the 1,422,997 shares of Common Stock (the "Subsequent Closing Shares") is $12,806,973.


Item 4.     Purpose of Transaction.

            Item 4 is hereby supplemented by the addition of the following:

            The Subsequent Closing Shares were purchased on August 24, 1995 from the Addingtons pursuant to the Subsequent Closing under the Stock Purchase Agreement.

            The Subsequent Closing Shares were purchased by the Partnership for a cash purchase price of $9.00 per share, or an aggregate purchase price of $12,806,973. The Partnership and/or its affiliates and general and limited partners now owns 2,955,285 shares of Common Stock, or 18.6% of the outstanding Common Stock. The purchase price is subject to upward adjustment of $1 per share if the Partnership disposes of Common Stock on or prior to August 31, 1997 for a price in excess of $25 per share.

            By virtue of the resignation from the Company's Board of Directors of Bruce Addington, the designees of the Partnership on the Board of Directors now constitute a majority of the directors, and the Partnership may be deemed to control the Company.

            Despite the provisions in the Stock Purchase Agreement and the consummation of the Subsequent Closing thereunder, the Partnership (i) expressly disclaims being part of a group with any or all of the Addingtons for the purpose of holding, voting or disposing of Common Stock and (ii) expressly disclaims beneficial ownership of the Common Stock owned by any or all of the Addingtons.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby supplemented (and with respect to Mr. Grosfeld, corrected) by the addition of the following:

            (a) As of the date of this filing, (i) the Partnership and/or its affiliates and general and limited partners (including the other reporting persons) beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 2,955,285 shares of the Common Stock (the "Partnership Shares") or 18.6% of the outstanding shares of Common Stock and (ii) Mr. Grosfeld, individualy, beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 55,000 shares of the Common Stock (the "Grosfeld Shares") or 0.3% of the outstanding shares of Common Stock (in each case, based upon 15,923,651 shares of Common Stock reported to be outstanding by the Company as of August 13, 1995 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995). The Partnership Shares are separate and distinct from the Grosfeld Shares.

            (b) The Partnership and/or its affiliates and general and limited partners (including the other reporting persons) has the power to vote and dispose of the Partnership Shares, which power with respect to the
Partnership, may be exercised by its managing partner, Mr. Berkowitz.   Mr.
Grosfeld has the power to vote and dispose of the Grosfeld Shares, and the Partnership does not have the power to vote and dispose of the Grosfeld Shares.

            (c) There were no transaction in the Common Stock effected by the reporting persons during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 7.     Material to be Filed as Exhibits.

            Item 7 is hereby supplemented by the addition of the following:

            1.  Joint Acquisition Statement, dated as of August 31, 1995.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1995

                                    HPB ASSOCIATES, L.P.


                                    By: /s/ Howard P. Berkowitz
                                        Howard P. Berkowitz,
                                         Managing Partner


                                         /s/ Howard P. Berkowitz
                                         Howard P. Berkowitz


                                         /s/ Harold Blumenstein
                                         Harold Blumenstein


                                         /s/ James Grosfeld
                                         James Grosfeld

                                         /s/ Richard Ravitch
                                         Richard Ravitch